Exhibit 99.43

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For Immediate Release:

SANDSTORM GOLD ANNOUNCES THAT

RAMBLER’S MING MINE IS NOW IN PRODUCTION

Vancouver, British Columbia, December 15, 2011 – Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (TSX-V: SSL) announces that Rambler Metals and Mining plc (TSXV:RAB, AIM: RMM) (‘Rambler’) is now mining and processing ore from its flagship project, the Ming Copper-Gold Mine (the “Ming Mine”), located on Newfoundland and Labrador’s Baie Verte Peninsula, Canada. In accordance with Sandstorm’s gold purchase agreement with Rambler, Sandstorm is entitled to receive 25%-32% (depending on the metallurgical recovery rate of gold) of the first 175,000 ounces of payable gold, and 12% of the payable gold produced thereafter from the Ming Mine. There is no ongoing cost per ounce for the gold delivered from the Ming Mine.

Highlights

¡                 Production has begun and the first gold doré has been poured at the Ming Mine. Commercial production is targeted before the end of fiscal 2012

¡                 Milling of the 1806 gold zone started on November 28, 2011 and to date 6,877 tonnes have been milled at an average head grade of 4.29 g/t gold and recovery of 90%

¡                 Rambler has 3,509 tonnes of 1806 zone ore stockpiled at an average grade of 4.10 g/t gold with an additional 78,599 tonnes of this material having been blasted, drilled, developed or designed

¡                 Construction of the copper concentrator is now completed along with pre-rock commissioning. The plant is ready for live ore testing utilizing Lower Footwall material once the first stoping blocks in the 1806 Zone are finished being processed

¡                 The delineation and exploration diamond drilling program has returned encouraging results extending previously modeled mineralization, including:

o                 26.20 metres of 8.88 g/t gold (including 3.10 metres of 59.36 g/t)

o                 32.30 metres of 6.84 g/t gold (including 6.00 metres of 20.27 g/t)

“Production at the Ming Mine is an exciting milestone for both Rambler and Sandstorm”, said Sandstorm President & CEO Nolan Watson. “In 2012 we will be purchasing gold from five different projects and another two are coming online in early 2013.”

Production and Diamond Drilling Results

The trucking of ore from the Ming Mine to the Nugget Pond milling facility is proceeding well and to date over 9,506 tonnes have been moved and stockpiled for processing. With enough supply to sustain steady production, Rambler officially began processing ore on November 28, 2011 with an average

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throughput of 525 mtpd. The head grade and recovery is in line with test work at 4.29 g/t and 90% respectively.

Presently the stockpiles at Nugget Pond and the Ming Mine contain 3,509 tonnes at an average grade of 4.10 g/t gold with additional ore being trucked from underground on a daily basis. To maintain the inventory and ore feed to the mill, four separate 1806 zone stopes have been developed or planned. There is currently 78,599 tonnes remaining in these stopes that have been blasted, developed, drilled or designed in preparation for processing. While each of these stopes were included in the August 2010 reserve estimate, delineation drilling has shown that this zone extends further up and down plunge than originally modeled, allowing for the possibility of additional stoping levels. As Rambler develops into known parts of the ore body the exploration diamond drilling program will continue testing undrilled areas in search of more mineralization of this calibre.

In 2012, at the appropriate time, Rambler expects to commission the copper concentrator with ore from the Lower Footwall Zone. The Lower Footwall Zone material will be used during commissioning for a number of reasons. Firstly to minimize losses to the tailings pond while the new plant is run and new operators learn the process. Secondly, to use the actual processing results in future engineering studies on the Lower Footwall Zone as opposed to relying on laboratory test work. Once the ‘live” commissioning with the Lower Footwall material has been completed Rambler will then switch over to ore from its higher base metal grade 1807 zone which has a resource estimate of 432,000 tonnes at 3.86% copper, 1.75 g/t gold and 7.19 g/t silver.

Table 1: Definition and Exploration Diamond Drill Program of the 1806 Zone.

Drill Hole	From (m)	To (m)	Length (m)	Au (g/t)	Stope Level

MMUG11-08	3.80	27.70	23.90	4.04	4 Stope 4
including	23.80	27.70	3.90	19.73	(72 Lv)
MMUG11-09	0.00	28.50	28.50	3.80
including	23.00	28.50	5.50	8.48
MMUG11-10	0.00	21.66	21.66	4.19
including	19.30	21.25	1.95	20.46
MMUG11-11	0.00	23.85	23.85	4.08
including	17.70	23.85	6.15	6.95
MMUG11-12	0.00	19.90	19.90	4.72
including	17.40	19.90	2.50	14.06
MMUG11-13	0.00	15.60	15.60	1.58
including	12.30	15.60	3.30	2.11

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MMUG11-14	0.00	29.80	29.80	3.24
including	23.80	29.80	6.00	12.66
MMUG11-15	3.30	30.75	27.45	2.49
including	27.70	30.75	3.05	18.67
MMUG11-16	2.10	22.90	20.80	3.46
including	20.90	22.90	2.00	21.99
MMUG11-17	0.00	16.60	16.60	2.45
including	12.20	16.60	4.40	7.29
MMUG11-18	0.20	26.60	26.40	2.23
including	24.20	26.60	2.40	7.19
MMUG11-19	14.20	46.50	32.30	6.84	4 Stope 5
including	38.70	44.70	6.00	20.27	(41 Lv)
MMUG11-20	9.60	36.60	27.00	6.68
including	31.20	35.30	4.10	31.45
**MMUG11-21	17.30	43.60	26.30	0.56
including	17.30	20.70	3.40	1.23
MMUG11-22	11.50	37.70	26.20	8.88
including	33.60	36.70	3.10	59.36
**MMUG11-23	15.90	51.00	35.10	1.08
including	45.00	49.00	4.00	1.80
**MMUG11-24	20.70	49.20	28.50	1.08
including	28.90	32.20	3.30	3.08
MMUG11-25	26.60	44.70	18.10	4.00
including	41.00	44.00	3.00	12.75
MMUG11-26	14.20	39.45	25.25	5.91
including	33.60	39.45	5.85	21.46
MMUG11-27	16.30	49.85	33.55	4.64
including	44.90	49.85	4.95	18.02
MMUG11-28	15.45	41.05	25.60	4.13	4 Stope 6
including	34.40	41.05	6.65	11.48	(under design)
MMUG11-29	16.30	42.70	26.40	3.99
including	39.70	42.70	3.00	18.94

* All reported samples are composited and uncut.

* Drill intercepts quoted are core lengths; true widths are estimated to be 70% to 95% of the intersected core lengths.

** Diamond drill hole designed to target the footwall of the 1806 Zone to determine the mineralized contact.

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Larry Pilgrim, P.Geo., is the Qualified Person responsible for the technical content of this release and has reviewed and approved it accordingly. Mr. Pilgrim is an independent consultant contracted by Rambler Metals and Mining plc.

For more information visit the Rambler website at http://www.ramblermines.com/.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a growth focused resource based company that seeks to complete gold purchase agreements with companies that have advanced stage development projects or operating mines. A gold purchase agreement involves Sandstorm making an upfront cash payment to its partners and in exchange, Sandstorm receives the right to purchase a percentage of the gold produced for the life of the mine, at a fixed price per ounce. Sandstorm helps other companies in the resource industry grow their business, while acquiring attractive assets in the process.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase agreements with Luna Gold Corp., SilverCrest Mines Inc., Santa Fe Gold Corp., Rambler Metals and Mining plc, Brigus Gold Corp., Metanor Resources Inc. and Donner Metals Ltd.

For more information visit: http://www.sandstormgold.com.

Cautionary Note Regarding Forward-Looking Information

Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by the forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2010. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as

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actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Sandstorm does not undertake to update any forward-looking information that is contained or incorporated by reference herein, except in accordance with applicable securities laws. Sandstorm does not provide any representation as to its comparability with other companies in its industry including, but not limited to, Silver Wheaton Corp., Royal Gold, Inc., and Franco-Nevada Corporation.

Contact Information:

Sandstorm Gold Ltd.

President and Chief Executive Officer

Nolan Watson

(604) 689-0234

Investor Relations Contact

Denver Harris

(604) 628-1178

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

tel 604.628.1165
1050 - 625 Howe Street,	TSX.V: SSL
Vancouver, BC V6C 2T6 Canada	SANDSTORMGOLD.COM